UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Jones, David A.
   500 W. Main St.
   Louisville, KY  40202
2. Issuer Name and Ticker or Trading Symbol
   Humana Inc.
   HUM
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   August 31, 2001
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)
   Chairman of the Board
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common(1)                  |      |    | |                  |   |           |610,140            |I     |FLP(2)                     |
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Common(1)                  |      |    | |                  |   |           |152,808            |I     |FLP-96(3)                  |
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Common (1)                 |      |    | |                  |   |           |30,000             |I     |Wife                       |
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Common (1)                 |      |    | |                  |   |           |1,000,000          |I     |JIL(6)                     |
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Common (1)                 |8/21/0|G   |V|1,000             |D  |           |                   |      |                           |
                           |1     |    | |                  |   |           |                   |      |                           |
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Common (1)                 |8/28/0|G   |V|5,000             |D  |           |1,960,290          |D     |                           |
                           |1     |    | |                  |   |           |                   |      |                           |
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Common (1)                 |      |    | |                  |   |           |5,152,325          |I     |DAJ-RT(8)                  |
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Common (1)                 |      |    | |                  |   |           |1,385              |I     |BJ-RT(9)                   |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Option(4)             |21.25   |     |    | |           |   |1/2/9|1/2/0|Common(1)   |5,000  |       |5,000       |D  |            |
                      |        |     |    | |           |   |9    |8    |            |       |       |            |   |            |
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Option(4)             |18.7813 |     |    | |           |   |1/4/0|1/4/0|Common(1)   |5,000  |       |5,000       |D  |            |
                      |        |     |    | |           |   |0    |9    |            |       |       |            |   |            |
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Option(4)             |7.875   |     |    | |           |   |1/3/0|1/3/1|Common(1)   |5,000  |       |5,000       |D  |            |
                      |        |     |    | |           |   |1    |0    |            |       |       |            |   |            |
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Option(4)             |14.7813 |     |    | |           |   |1/2/0|1/2/1|Common (1)  |3,887  |       |3,887       |D  |            |
                      |        |     |    | |           |   |2    |1    |            |       |       |            |   |            |
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Option(5)             |14.7813 |     |    | |           |   |1/2/0|1/2/1|Common (1)  |1,113  |       |1,113       |D  |            |
                      |        |     |    | |           |   |2    |1    |            |       |       |            |   |            |
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Forward Sale Contract |(7)     |     |    | |           |   |3/22/|3/22/|Common (1)  |451,700|       |(7)         |D  |            |
(7)                   |        |     |    | |           |   |04   |04   |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Each share of Common Stock contains a Right adopted on March 5, 1987, pursuant to the Company Rights
Agreement, as amended and restated on February 14, 1996, and amended as of May 27, 1998 and March 1,
1999, which entitles holders of the Company's Common Stock, in the event certain specified events occur, to acquire 1/100 of a share of Series A Participating Preferred Stock at a price of $145 per fractional share.
(2) Shares held by Family Limited Partnership ("FLP") of which my wife and I are General Partners and Trusts established by each of us are Limited Partners, together with a Family Charitable Foundation. I disclaim beneficial ownership of Company stock held by the FLP except to the extent of my pecuniary interest.
(3) Shares held by 96 A/J Family Limited Partnership ("FLP-96") of which my wife and I are General Partners, and together with a Family Charitable Foundation are Limited Partners. I disclaim beneficial ownership of Company stock held by the FLP-96 except to the extent of my pecuniary interest.
(4) Right to buy pursuant to Company's 1989 Stock Option Plan for Non-Employee Directors.
(5)  Right to buy pursuant to Company's 1996 Incentive Stock Option
Plan.
(6) Shares held by Jones Investments, Ltd. ("JIL"), a partnership of which DBJ, LLC is the General Partner. My wife and I are the members of DBJ, LLC. I disclaim beneficial ownership of Company stock held by JIL except to the extent of my pecuniary
interest.
(7) On March 22, 2001, Mr. Jones entered into a forward sale agreement (the "Forward Agreement") relating to up to 451,700 shares (the "Base Amount") of Common Stock. In connection with the Forward Agreement, between March 14, 2001 and March 22, 2001, the counterparty sold 451,700 shares of Common Stock into the public market in accordance with paragraphs (f) and (g) of Rule 144 under the Securities Act of 1933, as amended, at an average price of $11.32 per share. The Forward Agreement provides that three business days after March 22, 2004 Mr. Jones will deliver a number of shares of Common Stock (or, at the election of Mr. Jones,
the cash equivalent of such shares) based on the following:   (a) if the
closing price of the Common Stock on
March 22, 2004 (the "Final Price") is less than $11.32 per share, Mr. Jones will deliver 451,700 shares; (b) if the Final Price is equal to or greater than $11.32 per share (the "Floor Price") but less than or equal to $13.92 per share (the "Cap Price"), Mr. Jones will deliver a number of shares equal to Floor Price/Final price x 451,700; and
(c) if the Final price is greater than the Cap Price, Mr. Jones will deliver a number of shares equal to Floor Price +
(Final Price - Cap Price)/Final Price x 451,700. In consideration therefor, Mr. Jones has received a price of $4,381,490.00.
(8) Exempt transfer of directly helds shares to David A. Jones Revocable Trust (DAJ-RT) of which I am Settlor and Trustee. I disclaim beneficial ownership of Company stock held by the DAJ-RT except to the extent of my pecuniary interest.
(9) Exempt transfer of directly helds shares to Betty A. Jones Revocable Trust (BJ-RT) of which she is Settlor and Trustee. I disclaim beneficial ownership of Company stock held by the BJ-RT except to the extent of my pecuniary interest.